SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

November 17 , 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Re: Credicorp Ltd. - Report on Form 6-K

Dear Sirs:

On behalf of Credicorp Ltd. (the “Company”), I hereby notify you of the following Material Event on the Company's Report on Form 6-K (the “Form 6-K”). The attached Material Event (“Hecho de Importancia”) are being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the following:

Notice of Material Event, submitted to CONASEV and the “Bolsa de Valores de Lima” on November 13, 2003.

Please direct any questions or comments you may have regarding this filing to the undersigned at 156 Calle Centenario, La Molina, Lima - 12 Peru.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Credicorp Ltd.

Name: Guillermo Castillo
Title: Authorized Representative

November 13, 2003

Conasev
Lima

Dear Sirs:

In accordance with articles 10 and 28 of the Capital Markets Law and CONASEV resolution number 107-2002-EF/94.10, Credicorp Ltd. complies in notifying you of the following Material Event:

Today the Central Management of our company approved the consolidated financial statements for Credicorp and Subsidiaries as of September 30, 2003.

Sincerely,

Jose Hung
Credicorp Ltd.

FOR IMMEDIATE RELEASE:
For additional information please contact:
Jose Hung	Alfredo Montero
Investor Relations	General Manager
Banco de Credito	Banco de Credito, Miami Agency
Phone: (511) 313-2123	Phone: (305) 448-0971
E-mail: jhung@bcp.com.pe	Fax: (305) 448-0981
Web site: http://www.credicorpnet.com	E-mail: amontero@bcpmiami.com

CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2003

(Lima, Peru, November 13, 2003) - Credicorp Ltd. (“Credicorp”) (NYSE:BAP; LSE:BAPC1) today announced its financial results for the quarter ended September 30, 2003.

Credicorp reported a consolidated net income of US$56.8 million for the nine month period ended September 30, 2003, almost doubling net income of US$28.9 million in the same period of 2002, resulting in US$0.71 and US$0.36 per share, respectively. Net income in the third quarter of 2003 was US$26.0 million, or US$0.33 per share, compared with US$3.1 million in the same year-ago period, or US$0.04 per share.

Results in the first nine months and in the third quarter of 2003 improve with respect to net income in the same periods in 2002, mainly due to: higher non-financial revenue; increased net interest income; and, lower loan loss provisions. Increases in income could offset expense growth, which include costs due to the merger of Banco Santander Central Hispano-Peru (“BSCH-Peru”), which were incurred through April 2003.

I. CREDICORP LTD. AND SUBSIDIARIES

CREDICORP LTD. AND SUBSIDIARIES
SUMMARY OF RESULTS
(In U.S.$ millions, except net income per share)

	Three months ended			Nine months ended

	30.09.02	30.06.03	30.09.03	30.09.02	30.09.03

Net interest income	77.2	89.0	90.0	247.5	267.9
Provisions for possible loan losses, net	32.2	19.7	23.8	87.9	77.8
Other income	90.0	109.6	105.4	275.2	327.4
Claims on insurance activities	25.5	26.4	24.7	73.4	76.3
Other expenses	94.9	112.4	102.7	295.9	324.2
Merger costs	0.0	2.0	0.0	0.0	17.5
Translation result	(0.9)	2.6	0.4	(2.9)	(3.8)
Income before income tax and
minority interest	13.7	40.7	44.5	62.7	95.8
Income Tax	(8.8)	(9.8)	(13.3)	(26.6)	(29.9)
Minority Interest	(1.8)	(2.6)	(5.2)	(7.2)	(9.2)
Net Income	3.1	28.3	26.0	28.9	56.8
Net Income per share (1)	0.04	0.35	0.33	0.36	0.71

(1) Based on 79.8 million net outstanding shares in all periods. The total number of shares is 94.4 million, however, as 14.6 million are held by affiliates as treasury shares, the net consolidated outstanding shares are 79.8 million.

Net Income from Subsidiaries

Credicorp’s principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	3Q02	2Q03	3Q03	9m02	9m03

Banco de Credito BCP (1)	US$10.0	US$27.2	US$28.7	US$37.3	US$63.8
Atlantic	0.1	1.6	2.5	1.5	4.7
PPS	2.7	5.6	0.1	6.3	6.9
Banco Tequendama	-3.1	0.9	-0.2	-3.5	-0.4
Credicorp and others (2)	-6.6	-7.0	-5.1	-12.7	-18.2
Consolidated Net Income	US$ 3.1	US$28.3	US$26.0	US$28.9	US$56.8

(1) Includes Banco de Crédito de Bolivia.
(2) Includes Inversiones Crédito, Credicorp Securities and others.

In the third quarter of 2003, the Credicorp and others concept contributed a loss of US$5.1 million, which includes a US$2.0 million charge for contingencies reserves and also a US$2.0 million provision for substandard loans transferred from Banco Tequendama. The US$6.6 million loss contributed in the year-ago quarter includes a US$2.8 million translation loss due to the devaluation of the Colombian Peso and the Venezuelan Bolivar, and US$3.8 million of loan loss provisions for loans transferred from Banco Tequendama.

In the present quarter, Banco de Crédito BCP contributed US$28.7 million to Credicorp’s net income, while its results according to Peruvian accounting principles reported in Section II, amounted to US$30.5 million, with the difference mainly due to the elimination of minority interests (US$1.1 million).

The contribution of Atlantic Security Holding Corporation of US$2.5 million in the current quarter is similar to net income shown in its books (see Section III), but net income contribution in the first nine months of 2003, of US$4.7 million, is lower than the US$7.8 million profit in its books due to the elimination for consolidation purposes of US$3.1 million of dividends received from Credicorp and registered as income in March of 2003.

In third quarter 2003, Credicorp had a contribution from PPS of only US$0.1 million, lower than US$4.6 million in its local Peruvian GAAP books, mainly due to the elimination of minority interests (US$4.2 million), part of which (US$3.1 million) correspond to prior periods.

Banco Tequendama’s loss contribution of US$-0.4 million, in the first nine months of 2003, and of US$-0.2 million in the current quarter, does not include provision expense incurred by Credicorp of US$7.5 million and US$2.0 million, respectively, for transferred loans as mentioned above. Comparing with the nine month period of 2002, Banco Tequendama contributed US$-3.5 million, while Credicorp assumed additional charges of US$10.0 million, for exchange losses and loan loss provisions.

I.1 PERUVIAN ECONOMIC SITUATION

Economic Activity

Peruvian GDP grew 3.3% in July and 3.1% in August 2003, completing 26 consecutive growth months. Nevertheless, the slowdown trend continues. Growth was 5.8% and 3.4% in the first and second quarters of this year, respectively, and was 4.9% in the 12 months preceding August (i.e., September 2002 through August 2003). In the coming months, growth rates are expected to be lower in addition to the statistical effect of comparing with high rates that were obtained in the second half of 2002. Oficial estimates forecast a 4% GDP growth for total 2003, lower than 5.3% in 2002, and again 4% in 2004, which was reduced from 4.5% in previous estimates.

The slowdown noted in recent months is due to weak domestic demand, which has left exports, that have continued increasing, as the main drivers of GDP growth. Internal demand grew 2.4% in the second quarter of 2003, declining from 5.8% in the first quarter, while exports grew 7.6%, over 7.2%, respectively. Lower internal demand is mainly due to decreased public consumption and to lower private and public investment.

Cumulative through August 2003, it should be noted that metals mining continued a positive trend, growing 8.5%, non-primary manufacturing grew 4.2%, and agriculture grew 3.2%. On the other hand, fishing had a cumulative decline of 17.5% due to the lengthy ban on anchovies, while construction showed high volatility in recent months, resulting in a 3.4% growth through August.

Public Finance

Public sector deficit was 1.1% in the second quarter of 2003, below 1.8% in the same period of 2002. This positive result is due to increased Central Government current income that reached 14.1% of GDP, higher than 13.1% in the same prior year period. Total year 2003 deficit is still expected at 1.9%.

Through August 2003, tax collection increased 13%, in real terms, compared to the same prior year period, noting a 38% increase of Income Tax revenue from corporations and the 11% in case of the value-added tax (IGV). The increases are due in part to higher advance payments on the Income Tax and to a statistical effect, that will lessen in the second half of 2003 mainly because new tax measures were put into effect in the second part of 2002. Non-financial expenses increased 8.4% (nominal), and additional increases are expected in order to carry out agreements with various unions, while capital expenses declined 4.9%. The Government expects to meet the 1.9% deficit target for fiscal 2003 with the help of a tax reform, for which Congress has granted legislative powers to the executive.

Prices and Devaluation

In the third quarter of 2003, the consumer price index in Peru increased 0.4%, after the 0.6% decline in the second quarter and of the high 1.8% increase in the first quarter. Inflation in the first quarter was mostly caused by higher oil prices, which were subsequently reduced causing the deflation in the second quarter. Inflation for the last 12 months reached 2.0%, and 1.7% in the first nine months of 2003, both of which are within the range (1.5% to 3.5%) targetted by the Central Bank for total 2003. The wholesale price index increased 0.5% in the current quarter, compared to a 0.7% decrease in the preceding second quarter, and grew 1.0% through September.

The average bank market Nuevos Soles exchange rate in Peru was S/.3.482 at September 30, 2003, increasing 0.3% from S/.3.471 at the beginning of the current quarter, but declines 0.9% from S/.3.514 as of December 31, 2002, and is also lower by 4.5% from S/,3.644 as of September 2002. During the quarter the foreign exchange market remained stable.

International Reserves

International reserves of the Central Bank decreased during the third quarter of 2003, from US$9,997 million at June 30, 2003 to US$9,755 million at September 30, 2003, but remain over US$9,598 million of December 31, 2002. The decrease was mainly due to foreign debt payments made by the public sector.

The Trade Balance had a US$240 million cumulative surplus through July 2003, increasing compared to a US$75 million surplus in the same seven month period of 2002. The improvement is due to the 17% increase in exports versus a 14% increase in imports. Exports, which reached US$4,987 million in the first seven months of 2003, grow on increased volume and prices of gold and oil derivatives. Traditional exports grew 20%, while non-traditional exports grew 12% where textiles and agricultural products are noteworthy. Imports through July 2003 amounted to US$4,748 million, increasing mainly due to higher imports of raw materials and intermediate goods.

Financial System

During the third quarter 2003 loan and deposit volumes had a slightly negative trend, within a continuing excess liquidity position. Deposits at September 30, 2003 in the fourteen commercial banks in the system reached S/.47.6 billion (US$13.7 billion), according to the Asociación de Bancos del Peru (ASBANC), a 1.0% decrease in nominal terms compared to June 30, 2003. Deposits grew 1.0% over the balance at September 30, 2002, in dollar terms to avoid the effect of the apreciation of the Nuevo Sol since the exchange rate was S/.3.64 at that date.

In the third quarter 2003, total loans in the banking system decreased 1.3%, in nominal terms, to S/.35.9 billion (US$10.3 billion). Nevertheless, they remain almost unchanged with respect to September 2002, in Dollar terms. In the current period, local currency loans (21.8% of total loans) declined 1.7% to S/.7.8 billion (US$2.3 billion), while foreign currency loans decreased 1.5% to US$8.2 billion.

The poor growth in bank’s deposit and loan volumes contrast with increases in the private pension fund’s managed assets and in mutual funds. The private pension fund assets reached US$5.7 billion as of September 2003, increasing 8.2% in the third quarter, and 42.5% since September 2002, with a return of 19% in real terms in the past year. Total mutual funds amounted to US$2.0 billion, after growing 7.8% in the current quarter and 29.6% since September 2002, with a 3.5% return (in Dollar terms) in the year.

As of September 30, 2003, the Peruvian bank's past due ratio was 7.7%, remaining almost unchanged since the beginning of 2003, but improve over the 8.2% rate in September 30, 2002.

Commercial banks’ past due loans decreased 3.2% during the current quarter to S/.2.8 billion (US$795 million), and are lower by 6.6% compared to bad loans at September 2002. At September 30, 2003, loan loss provisions were S/.3.4 billion (US$990 million), decreasing 5.8% during this quarter. The system-wide past due loan coverage ratio was 124.6% at September 30, 2003, lower than the 128.0% coverage at June 2003, but remains similar to the ratio in the third quarter of 2002.

During the third quarter 2003 commercial banks’ interest rates had varied trends. Local currency average loan rates (TAMN) were 21.5% in third quarter 2003, increasing from 20.2% in the second quarter of 2003, while deposits rates (TIPMN) decreased to 3.0% from 3.3%, respectively. In the fourth quarter 2002, TAMN was 21.1% and TIPMN was 3.7%. During the third quarter 2003 foreign currency loan rates (TAMEX) declined from 10.1% to 9.1%, while deposit rates (TIPMEX) remained almost unchanged at 1.1%.

I.2 INTEREST INCOME AND OTHER INCOME

Net interest income in the third quarter of 2003 was US$90.0 million, 16.6% over income earned in the same period of 2002, mostly due to higher loan volumes compounded by increased interest margins. The net interest margin (net interest income over average interest earning assets), on an annualized basis, was 5.83% during the third quarter of 2003, higher than 5.35% in the year-ago quarter, and also compared to 5.32% in the preceding second quarter of 2003. Increased net interest margin with respect to the preceding quarter is principally due to higher returns in investments and lower cost of funds in Nuevos Soles, in spite of the continuing decline of lending rates and of the overall excess of liquid funds.

The volume of interest earning assets, as an average between quarterly ending balances, reached US$6,175 million in the period, increasing 7.0% compared to US$5,772 million in the third quarter of 2002 mostly due to volume from the merger of BSCH-Peru.

Non-interest income was US$105.4 million in the third quarter of 2003, 17.2% higher than US$90.0 million in the same period of 2002, principally due to higher income from banking fees and from recoveries of charged-off accounts. The Other income caption, US$18.7 million in the current quarter, increases from US$14.6 million in the third quarter of 2002, due to higher recoveries of charged-off accounts. Non-interest income components were as follows:

(In US$Mn)	3Q02	2Q03	3Q03	3Q03 vs. 2Q03	3Q03 vs. 3Q02

Commissions for banking services	43.8	47.5	48.9	2.9%	11.6%
Net premiums	31.3	32.1	33.8	5.5%	8.0%
Gains from sale of securities	-5.4	7.6	-1.5	N/A	N/A
Gains from foreign exchange	5.5	5.8	5.4	-7.4%	-2.7%
Other non-interest income	14.6	16.5	18.7	13.4%	28.3%
Total Non-Interest Income	90.0	109.6	105.4	-3.8%	17.2%

I.3 OTHER NON-INTEREST EXPENSES

Other non-interest expenses amounted to US$102.7 million in third quarter 2003, 8.3% higher than in the same period of the previous year. The increase is explained principally by provisions for contingencies made by Credicorp and BCP. Credicorp’s other expense components had the following variations:

(% change and US$Mn)	3Q02	2Q03	3Q03	3Q03 vs. 2Q03	3Q03 vs. 3Q02

Salaries and employee benefits	43.6	45.1	44.8	-0.7%	2.8%
General, administrative, and taxes	33.0	36.0	34.5	-4.1%	4.8%
Depreciation and amortization	10.7	12.4	12.0	-2.9%	12.3%
Other	7.6	18.8	11.3	-39.8%	49.5%
Merger costs	-.-	2.0	-.-	N/A	N/A
Total Other Expenses	94.9	114.4	102.7	-10.2%	8.3%

The efficiency ratio (adjusted operating expenses, determined by netting provisions for assets received in lieu of loan repayment, employee profit sharing expenses and non-recurrent expenses) as a percentage of total income, without extraordinary concepts, was 46.4% in the third quarter of 2003 having been 48.8% in the same period last year. Adjusted operating expenses as a percentage of average total assets was 4.4% in both quarters.

I.4 ASSETS AND LIABILITIES

Credicorp’s totals assets were US$8.2 billion at September 30, 2003, 11.2% over the balance at the end of the same quarter of 2002, but decreases 4.6% compared to the ending balance of June 2003. The loan portfolio as of September 30, 2003 reached US$4.5 billion, increasing 15.6% compared to the year-ago balance, but decreased 2.4% during the current quarter. Deposits and other obligations reached US$6.3 billion at September 30, 2003, an 11.1% increase since September of last year, but are 1.5% lower than the June 2003 balance. Due to banks and correspondents, which closed at US$279.7 million, continued its declining trend, decreasing 8.4% from US$305.4 million in September 2002.

Loan quality indicators are shown in the following table:

(In US$Mn)	3Q02	2Q03	3Q03

Total loans	3,869.6	4,581.4	4,472.0
Past due loans	310.4	360.1	341.0
Loan loss reserves	310.8	407.1	387.8

Past due / Total loans	8.0%	7.9%	7.6%
Reserves / Past due	100.1%	113.1%	113.7%

The balance of past due loans decreased during the current quarter partly due to charge-offs amounting to US$45.4 million.

I.5 SUBSIDIARIES

Below are brief comments on some of the subsidiaries not discussed in the following sections of this report:

Banco de Crédito de Bolivia ("BCB"), Bolivia

Expectations on the Bolivian economy continue cautious, with additional questions raised with Mr. Carlos Mesa assuming the Presidency last October 17, 2003. Prior to this change, GDP growth was expected below 3% in 2003, mainly due to the government’s fiscal difficulties, after the budget deficit reached 8.5% of GDP in 2002. Economic activity should continue at low growth levels while the final treatment of the natural gas of Tarija is defined. A positive decision is sought by the government to carry forward other fiscal measures.

Inflation increased in the third quarter of 2003 to 1.4%, from 0.5% in the preceding quarter, reaching 2.3% in the nine months through September. Devaluation continued at a slower pace with a 1.2% exchange rate increase in the current quarter and of 3.2% in the first nine months of 2003, reaching 7.74 Bolivianos per Dollar at September 30, 2003.

Loan volume in the banking system, remained almost unchanged in the current quarter ending at US$2,603 million at September 2003. Loan quality continued improving, from a past due ratio of 19.3% in June 2003, to 18.2% at September 2003, while coverage of past-due loans with provisions increased from 63.7% to 67.4%, respectively. Total deposits in the system amounted to US$2,826 million at September 2003, higher by 4.1% compared to the balance at June 2003.

BCB’s market share in deposits at September 2003 was 12.8%, increasing from 12.5% at the end of June 2003, passing from the fifth to the fourth position of twelve banks in the system. In terms of loans, BCB continued as the fourth bank in the system with 12.3% market share, also higher than 12.1% it had last June.

As of September 30, 2003, BCB had total loans of US$319.9 million which compares to the US$315.1 million at June 2003, and US$322.4 million at the end of September 2002. At the end of the third quarter 2003, BCB’s past due loans reached US$69.5 million, or 21.7% of total loans, lower than 23.4% at June 2003. Coverage of past due loans with loan loss provisions increased from 69.9% as of June 2003 to 77.0% in September 2003. Net equity at the Bolivian subsidiary amounted to US$55.3 million as of September 2003.

Cumulative through September 2003, US$18.4 million of loan loss provisions were charged against results, compared to US$27.8 million charged during the same period of last year, jointly incurred by BCB and at the BCP level to cover BCB’s impaired assets. In BCB’s own records, net income was US$591 thousand in the first nine months of 2003, compared to US$143 thousand in the year-ago period.

Banco Tequendama, Colombia

In the second quarter 2003 Colombian GDP grew 2.2%, compared to the same period in 2002, a rate lower than the 4.1% of the first quarter. Nevertheless, a mild recovery is in progress and growth approaching 3% is expected for total 2003. In 2002 growth was 1.7%.

Control of the government’s fiscal deficit become more difficult as the referendum of October 25 was not approved. Proposed measures would have freezed public wages and pensions, among other issues. The deficit was under control in the first half of 2003, although the deficit target for full year 2003 had to be raised from 2.5% to 2.8%, but remains under the 3.6% of 2002.

Compared to prior periods, the foreign exchange market reduced its volatility in the third quarter, where a 2.7% devaluation led to an exchange rate of Col$2,889 per US$1 at the end of September 2003. This followed a 5% revaluation during the preceding quarter, with which only a 1% increase resulted in the first nine months of 2003. Inflation maintained its slow down trend. Prices increased 0.4% in the third quarter of 2003, but the official inflation target of between 5 to 6% for full year 2003 seems difficult to attain as inflation for the past twelve months to September 2003 remains at 7.1%.

To control inflation, the Central Bank increased its intervention rates in January 2003 by 100 basis points, with an additional 100 points in April. Nevertheless, the effect on other interest rates has been low, with rates in real terms remaining close to zero, while excess liquidity continued. The DTF rate increased slightly from 7.70% last December 2002, to 7.77% at the end of September 2003.

Banking system statistics show that loans increased from US$14.4 billion at December 2002, to US$15.0 billion at the close of August 2003, with the past-due ratio improving from 12.7% to 11.4%, respectively. The coverage ratio of loan provisions over bad loans also improved, from 61.9% at December 2002 to 64.6% in August 2003. Total deposits in the banking entities were US$19.1 billion at the end of August 2003, decreasing from US$19.2 billion at December 2002, although a recovery is noted in recent months.

Banco Tequendama’s loan market share, as of August 2003, was 1.47%, slightly over 1.43% obtained in December 2002. At the same dates, deposit market share increased to 0.82% from 0.74%.

As of September 30, 2003, Banco Tequendama’s loans were US$229.9 million, increasing 4.0% from US$221.0 million in June 2003, and 9.2% compared to US$210.4 millon as of September 2002. At the end of September 2003, deposits totaled US$160.5 million, lower than US$172.2 million in June 2003, but is similar to US$159.2 million at the year-ago period. At September 30, 2003, the bank’s net equity amounted to US$35.9 million according to Credicorp’s accounting records.

The past due loan ratio was 1.2% in September 2003, improving from 2.0% at the end of June 2003 and from 4.3% at December 2002, while coverage with provisions was 191.0%, compared to 122.4% and 69.5%, respectively.

II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES (“BCP”)

II.1 NET INCOME

Consolidated net income for the nine month period ended September 30, 2003 was S/.218.9 million (US$62.9 million), 16.8% over net income of S/.187.4 million (US$53.8 million) in the same period of 2002, resulting in S/.0.18 and S/.0.16 per share, respectively. Net income increased compared to the year-ago period principally due to higher non-financial income and lower loan loss provisions, which offset non-recurring expenses required by the merger of BSCH-Peru, that reached S/.60.7 million (US$17.4 million), and the loss from inflation exposure.

Consolidated net income for the third quarter of 2003 was S/.106.2 million (US$30.5 million), increasing over S/.61.8 million (US$17.8 million) in the same period of 2002. In the current quarter there were no additional expenses for the merger of BSCH-Peru. Net income in the current quarter increased compared to the year-ago period principally due to higher non-interest income and lower loan loss provisions, that offset decreased inflation adjustment gains and higher income taxes.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SUMMARY OF RESULTS (1)
(In constant S/. and U.S.$ millions, except net income per share)

	Three months ended				Nine months ended

	30.09.02	30.06.03	30.09.03	30.09.03	30.09.02	30.09.03	30.09.03

				US$			US$
Net interest income	264.7	285.5	292.8	$84.1	824.6	861.8	$247.5
Provisions for loan losses, net	111.2	66.5	78.8	$22.6	303.7	261.3	$75.0
Other income	197.1	211.4	224.6	$64.5	571.6	685.3	$196.8
Other expenses	294.2	296.8	292.7	$84.1	883.6	902.6	$259.2
Merger costs	0.0	7.0	0.0	$0.0	0.0	60.7	$17.4
Result from exposure to inflation	27.6	3.8	0.7	$0.2	51.9	(20.6)	($5.9)

Income before income tax	83.9	130.3	146.6	$42.1	260.8	302.0	$86.7
Income Tax	22.1	29.8	40.5	$11.6	73.4	83.1	$23.9

Net Income	61.8	100.5	106.2	$30.5	187.4	218.9	$62.9
Net Income per share (2)	0.05	0.08	0.09	$0.03	0.16	0.18	$0.05

(1) Financial statements prepared according to Peruvian GAAP. The financial information is in constant soles as of September 30, 2003. Figures in US$ have been translated at the exchange rate of S/.3.482 to the dollar.
(2) Based on 1,202 million outstanding shares in all periods.

II.2 NET INTEREST INCOME

Interest income, net of interest payments, in the third quarter of 2003 reached S/.292.8 million (US$84.1 million), increasing 10.6% compared to the same period of last year, and also 2.6% over income of the preceding second quarter of 2003. The increase versus net interest income in the third quarter 2002 is mainly due to higher interest earning assets, whose average grew 9.6% to S/.20,815 million (US$5,978 million), and to slightly higher interest margins. In the quarter BCP continued its persistent excess liquidity environment in both local and foreign currencies.

During the third quarter of 2003, the net interest margin was 5.63%, increasing slightly from 5.57% in the third quarter of 2002, and was also higher than 5.33% during the preceding second quarter of 2003. During the current quarter the margin improved mostly due to higher returns on investments and to lower local currency funding costs, while loan interest rates, in both local and foreign currencies, continued declining.

II.3 NON-INTEREST INCOME

Non-interest income, including fee revenue and other non-interest items, in the third quarter of 2003 amounted to S/.224.6 million (US$64.5 million), 14.0% higher than income earned during the same period of 2002, mostly due to higher recoveries of charged-off accounts and increased fees and comissions.

In the third quarter of 2003, fees from banking services amounted to S/.164.9 million (US$47.4 million), 7.6% higher than in the same period of 2002, mostly due to increases in account maintenance, credit card and brokerage fees. In the quarter, fees on the most important banking services had the following growth rates:

(In constant S/. Mn.)	3Q02	3Q03	Growth

Contingent credits	7.0	7.9	12.9%
Foreign Trade	11.0	8.3	-24.5%
Account Maintenance	39.8	44.1	10.8%
Insurance	6.6	8.8	34.3%
Collections fees	15.1	15.8	4.5%
Fund transfer services	26.0	28.0	7.7%
Credit card fees	16.9	19.8	16.9%
Brokerage	8.0	11.1	39.4%
Corporate Finance	6.1	4.3	-30.1%
Loan administration	1.3	1.1	-16.1%
Shipping and handling	7.5	7.1	-4.8%
Other	8.0	8.6	8.0%
Total	153.3	164.9	7.6%

In the third quarter of 2003, securities transactions resulted in a loss of S/.5.3 million (US$1.5 million), compared to gains in the year-ago quarter of S/.1.1 million (US$0.3 million). The loss in this quarter is mostly due to lower valuation of certain funds invested in long term positions of equity shares. The general index of the Lima Stock Exchange increased 8.5% in the third quarter of 2003, compared to 1.3% in the same period of 2002.

Gains from foreign exchange operations, which are the result of the foreign exchange buy-sell margin, were S/.18.2 million (US$5.2 million) in the third quarter of 2003, 5.4% lower than revenue in the same period in 2002, mainly due to decreased traded volumes and margins due to the low volatility in the foreign exchange market.

The Other Income caption, that mainly registers reversals of prior year expenses and provisions and recoveries of certain operating costs, increased from S/.23.5 million (US$6.7 million) in the third quarter of 2002 to S/.46.9 million (US$13.5 million) in the current period, and also with respect to S/.24.9 million (US$7.2 million) in the second quarter of 2003, mainly due to recoveries of charged-off accounts registered in Peru and Bolivia.

II.4 OTHER NON-INTEREST EXPENSES

Non-interest expenses during the third quarter of 2003 were S/.292.7 million (US$84.1 million), 0.5% under those of the same period in 2002, noting lower general and personnel expenses which were partly offset by increased depreciation and amortization expenses related to assets brought with the BSCH-Peru merger. Adjusted operating expenses reached S/.251.4 million (US$72.2 million) in the third quarter of 2003, increasing 2.9% compared to the year-ago period, mainly due to higher depreciation and amortization charges, as previosly mentioned. Third quarter 2003 adjusted operating expenses are determined by excluding: (i) provisions for assets received in lieu of loan repayment (S/.28.0 million); (ii) non-recurring expenses related to the systems’ restructuring costs (S/.6.0 million); and (iii) employee profit sharing expenses (S/.7.4 million).

In this quarter, approximately 44% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept decreased 1.4% to S/.128.1 million (US$36.8 million) when compared to the third quarter of 2002. At the end of the third quarter 2003 the number of employees stood at 7,644, increasing from 7,570 employees as of June 2003, mainly due to additional personnel for sales and tellers at Banco de Crédito BCP and in Bolivia.

General and Administrative expenses, which represented 33% of non-interest expenses excluding merger costs, reached S/.97.1 million (US$27.9 million) in the third quarter of 2003, decreasing 6.8% when compared to expenses in the year-ago period. Lower expenses are partly due to decreased non-recurring expenses, that decline to S/.5.8 million (US$1.7 million) in this period from S/.21.1 million (US$6.1 million) in the third quarter of 2002, in which non-recurring expenses for the new image and systems restructuring projects were incurred, while only the systems project is still being developed in this quarter. In this quarter, the most significant general and administrative expenses were:

(In constant S/. Mn.)	3Q02	3Q03	Chnge.

Office supplies and operating costs	12.5	12.7	1.6
Communications	9.1	8.6	-5.2%
Third party fees	20.1	17.4	-13.3%
Insurance and security	8.1	7.9	-2.0%
Transport of currency and securities	11.7	12.5	6.9
Systems and maintenance	21.8	19.4	-10.9%
Advertising and marketing	17.4	13.6	-22.0%
Other G&A	3.5	5.0	41.7
Total G&A	104.2	97.1	-6.8%

The Other caption within Other Non-Interest Expenses, increased from S/.22.0 million (US$6.3 million) in the third quarter of 2002 to S/.23.6 million (US$6.8 million) in the current quarter, mainly due to higher provisions for forclosed assets, that are only partly offset by their sales.

The ratio of adjusted operating expenses (determined by excluding provisions for assets received in lieu of loan repayment, employee profit sharing expense and non-recurring expenses) as a percentage of average total assets, decreased from 4.5% in the third quarter of 2002 to 4.3% in the current period.

Adjusted operating expenses, as a percentage of total income (excluding non-recurring income), also improved from 52.9% to 48.6% when comparing the third quarters of 2002 and 2003, respectively.

II.5 ASSETS AND LIABILITIES

Total assets of BCP reached S/.23,389 million (US$6,717 million) at the end of September 2003, increasing 6.5% with respect to the year-ago balance, but decrease slightly by 0.5% compared to assets at June 2003.

Consolidated total loans were S/.14,282 million (US$4,102 million) at the end of September 2003, increasing 10.9% compared to September 2002, but are lower by 2.8% with respect to preceding quarter loans. At September 30, 2003, the loan portfolio, net of provisions, represented 55.2% of total assets, lower than 56.3% at June 2003. At the end of the third quarter of 2003, the Nuevos Soles portion of the loan portfolio was 17.5%, over 17.2% in June 2003, and also over 14.9% as of September 2002.

As of September 30, 2003 total deposits were S/.19,826 million (US$5,694 million), increasing 6.8% compared to third quarter 2002 deposits, but declined 1.4% during the current quarter. During the third quarter 2003, time deposits decreased by 3.5%, savings deposits 3.3%, while demand deposits grew by 5.6%. Deposits denominated in Nuevos Soles were 23.9% of total deposits, higher than 23.5% at June 2003, and also increasing over 21.9% at the end of September 2002.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net			Total Deposits

(In % and constant S/.Mn.)	30.09.02	30.06.03	30.09.03	30.09.02	30.06.03	30.09.03

Banco de Crédito del Peru	81.4%	86.0%	85.9%	88.6%	90.6%	89.8%
Banco de Crédito de Bolivia	9.2%	7.0%	7.2%	7.0%	5.6%	6.6%
Banco de Crédito Overseas	1.3%	-----	-----	0.5%	-----	-----
Crédito Leasing	6.1%	4.8%	4.6%	3.0%	2.6%	2.5%
Solución Financiera de Crédito	2.0%	2.2%	2.3%	0.9%	1.1%	1.1%
TOTAL%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
BCP consolidated Total	S/.11,749	S/.13,243	S/.12,914	S/.18,555	S/.20,114	S/.19,826

According to statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of September 30, 2003, Banco de Crédito del Perú had a total loan market share of 33.8% (34.3% at June 30, 2003 and 27.8% at September 30, 2002), and 36.4% of deposits (36.3% at June 30, 2003 and 32.9% at September 30, 2002).

Loan portfolio composition by business segment developed as follows:

(In % of total and constant S/. Mn)	30.09.02	30.06.03	30.09.03

Corporate	46.7%	43.1%	44.0%
Middle market	26.3%	26.4%	25.1%
Retail:	27.0%	30.5%	30.9%
- small business	10.2%	10.1%	9.2%
- home mortgage	8.8%	12.6%	13.6%
- consumer	4.7%	4.4%	4.6%
- credit cards	3.3%	3.4%	3.5%
Total	100.0%	100.0%	100.0%
Total Loans	S/.12,880	S/.14,691	S/.14,282

In the current quarter, loan balances decreased 2.8%, with corporate loans lower by 0.7% to S/.6,285 million (US$1,805 million), retail loans by 1.4% to S/.4,420 million (US$1,269 million), while middle market loans decreased by 7.8% to S/.3,578 million (US$1,027 million). Retail loans by product performed as follows:

(% change and constant S/. Mn)	30.09.02	30.06.03	30.09.03	30.09.03 vs. 30.06.03	30.09.03 vs. 30.09.02

Small business loans	1,311	1,481	1,308	11.6%	-0.2%
Mortgage loans	1,138	1,851	1,946	5.2%	71.1%
Consumer loans	607	644	661	2.6%	8.8%
Credit card loans	426	505	504	-0.1%	18.5%
Total Retail	3,481	4,481	4,420	-1.4%	27.0%

At September 30, 2003 contingent credits were S/.4,563 million (US$1,310 million), 0.4% over the September 2002 figure, as can be seen in the following chart:

(% change and constant S/. Mn)	30.09.02	30.06.03	30.09.03	30.09.03 vs. 30.06.03	30.09.03 vs. 30.09.02

- Guarantees and Stand-by LCs	1,893	2,205	2,233	1.2%	17.9%
- Letters of Credit	395	442	394	-10.9%	-0.2%
- Acceptances	108	160	175	9.7%	62.4%
- Foreign currency forwards	1,504	1,480	1,080	-27.0%	-28.2%
- Other contingent accounts	647	669	681	1.9%	5.3%
Total Contingent Credits	4,547	4,955	4,563	-7.9%	0.4%

II.6 LOAN QUALITY

During the third quarter of 2003 loan quality continued to improve. Consolidated past due loans amounted to S/.1,161 million (US$333.5 million) at September 30, 2003, decreasing 5.6% from the balance of S/.1,230 million (US$353.3 million) as of the end of June 2003, and are also 14.2% below past due loans at year-end 2002 which already included BSCH-Peru loans.

At the end of the current quarter, refinanced loans amounted to S/.787.0 million (US$226.0 million), lower than the balance at June 2003 that was S/.917.2 million (US$263.4 million) mainly due to lower refinanced corporate loans to the manufacturing sector.

The ratio of past due loans as a percentage of total loans was 8.13% at September 30, 2003, improving during this quarter compared to 8.37% at June 2003. The ratio of past due, refinanced and restructured loans as a percentage of total loans also decrease from 14.56% to 13.64%, from the second to the third quarter 2003, respectively.

At the end of the third quarter 2003, outstanding balances of loan loss provisions totaled S/.1,367 million (US$392.7 million), decreasing 5.6% compared to the preceding quarter mainly due to charge-offs. The ratio of loan provisions to past due loans was 117.8% at the end of this quarter, remaining unchanged since June 2003, but is better than 107.7% past due coverage at September 2002.

Of total provisions outstanding at the end of the current quarter, S/.218.9 million (US$62.9 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, increasing from the balance at June 30, 2003 of S/.209.0 million (US$60.0 million).

Loans believed to be unrecoverable, fully provisioned in prior periods, were written-off during the third quarter 2003 amounting to S/.158.0 million (US$45.4 million), of which approximately 9% were related to consumer loans and 8% to agricultural loans under the RFA program. This compares to charge-offs in the second quarter of 2003 of S/.129.1 million (US$37.1 million), and S/.99.7 million (US$28.6 million) in the year-ago third quarter.

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 17.7% of the loan portfolio in September 2003, decreasing from 18.1% in June 2003, and also lower than 19.0% that resulted in September 2002. The loan classification is as follows:

(% of Total loans and S/.Mn const.)	30.09.02	30.06.03	30.09.03

A: Normal	70.8%	70.3%	72.8%
B: Potential Problem	10.2%	11.5%	9.5%
C: Deficient	9.2%	5.9%	6.0%
D: Doubtful	5.0%	6.6%	6.5%
E: Loss	4.8%	5.6%	5.2%
Total	100.0%	100.0%	100.0%
Total Loans	S/.12,880	S/.14,691	S/.14,282

Loan loss provisions, net of recoveries, charged against results in third quarter 2003 amounted to S/.78.8 million (US$22.6 million), lower than S/.111.2 million (US$31.9 million) in the year-ago period, mainly due to improved loan quality. Provision expense in the second quarter of 2003 was S/.66.5 million (US$19.1 million).

II.7 CAPITAL ADEQUACY

At the end of the third quarter of 2003, BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 9.7 to 1.0 (10.3%), while the corresponding consolidated ratio was 8.1 to 1.0 (12.3%). Risk-weighted assets include S/.930.1 million (US$267.1 million) of market-risk exposure whose coverage required S/.84.6 million (US$24.3 million) of regulatory capital at September 30, 2003. Peruvian regulations limit risk-weighted assets to a ratio of 11.0 to 1.0 (9.1%).

As of September 30, 2003, BCP’s consolidated “regulatory capital” was S/.2,155 million (US$619.0 million), decreasing compared to S/.2,176 million (US$624.8 million) in the preceding quarter mostly due to lower subordinated debt and higher investments. Regulatory capital included S/.153.0 million ($43.9 million) in subordinated debt in the current period, which decreased from S/.164.2 million (US$47.2 million) in June 2003.

	BCP unconsolidated		BCP consolidated

(In constant S/. Mn.)	30.09.02	30.09.03	30.09.02	30.09.03

Regulatory capital	1,388	1,592	2,022	2,155
Risk weighted assets	13,267	15,515	15,885	17,560

Weighted assets / Capital	9.6	9.7	7.9	8.1
Capital / Weighted Assets	10.4%	10.3%	12.7%	12.3%

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES (“ASHC”)

Consolidated net income for the nine month period ended September 30, 2003 was US$7.8 million, higher than US$5.6 million in the same period of 2002. Net income in the third quarter 2003 was US$2.5 million, compared to US$0.1 million in the same year-ago period. Net income in the first nine months and the third quarter of 2003 increase compared to the same periods of 2002, mainly due to higher returns on the investment portfolio, which offset higher market risk provisions and lower interest margins.

Net interest income, before risk provisions and not including dividend income, was US$3.6 million in the third quarter of 2003, lower than US$4.3 million in the same quarter of last year. Dividends received in these periods were not significant.

Net interest margin as a percentage of interest earning assets, without considering dividends, was 2.3% during third quarter 2003, similar to the margin in the preceding second quarter, but decreases compared to 3.0% in the third quarter 2002. With respect to the year-ago period, the margin decreases mainly due to the portfolio shift from higher return fixed income securities in favor of investment grade papers, that offer lower interest rates but that will reduce balance sheet volatility.

In the third quarter of 2003 charges against income for market risk provisions amounted to US$1.9 million, lower than US$3.5 million charged in the preceding second quarter, but increase from US$1.0 million provisioned in the year-ago period. In the current quarter there were no provisions for credit risks, while US$0.9 million loan provisions were charged in the preceding period, and also US$0.3 million in the prior year third quarter.

Non-interest income, which includes fee income, realized gains on securities transactions before risk provisions and others, improved to US$2.5 million in the third quarter of 2003 from a loss of US$0.4 million in the year-ago quarter. Compared to the prior year third quarter, income increases mainly due to higher realized gains on securities transactions, which improve from a loss of US$1.7 million in third quarter 2002, to a US$1.6 million net gain in the third quarter of 2003. Fee income decreased from US$1.3 million in the year-ago quarter to US$0.8 million in the current period, mainly because of administrative services and shared commissions paid to affiliates in the U.S., which are required after the restructuring of Credicorp’s operations in that country.

The loan portfolio, net of provisions, was US$151.1 million as of September 30, 2003, remaining almost unchanged during the quarter, and also compared to loans at September 2002.

The marketable securities portfolio was US$423.3 million at September 2003, over US$359.8 million last June 2003, and increases also from US$298.9 million at the end of third quarter 2002.

Deposits amounted to US$584.5 million at September 30, 2003, remaining similar to the balance at the end of the preceding second quarter, but increases compared to US$537.3 million at the end of the third quarter of 2002.

Funds under management were US$598.0 million at September 30, 2003, 6.7% higher than US$560.5 million at the end of June 2003, and grows 17.2% compared to US$510.4 million at the end of the third quarter 2002. The increase is principally due to the introduction of new structured products and funds under management with higher yields than interest paid on bank deposits.

Net equity reached US$129.5 million at the end of September 2003, higher than US$128.7 million at June 2003, and also compared to US$102.4 million at September 2002. The increase with respect to the year-ago period is mainly due to the increase in the equity account of reserves for market value of investments, which grew from a balance of unrealized losses of US$15.1 million at the end of September 2002, to unrealized gains of US$8.9 million at the end of the current quarter, due to improved values in capital markets of the available for sale proprietary portfolio. The loan portfolio had no past dues.

The ratio of operating expenses over average assets decrease to 0.9%, annualized, in the third quarter of 2003 compared to the 1.5% ratio during the same period in 2002. This ratio declines to 0.5% in the third quarter of 2003, when funds under management are included within total assets, improving from 0.9% in the prior year quarter. The improvements are mainly due to the closing of ASB’s U.S. agency.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES (“PPS”)

PPS obtained in the nine month period ended September 30, 2003 a consolidated net income of S/.44.7 million (US$12.8 million), 23.6% over net income of S/.36.2 million (US$10.4 million) in the year-ago period. Net income in the third quarter of 2003 was S/.16.1 million (US$4.6 million), compared to S/.12.4 million (US$3.6 million) in the same quarter of 2002.

Results in the first nine months of 2003 increase over profits in the same period of the prior year mainly because of gains on the sale of long-term investments (realized during the second quarter) and to higher premiums, which offset increased reserves and comissions, and inflation exposure losses. Net income in the third quarter 2003 increase compared to the prior year quarter mainly due to higher premiums and lower claims, which offset growth in reserves.

Total premiums and Pacifico Salud EPS health fees in the third quarter of 2003 were S/.275.7 million (US$79.2 million), 16.4% over premiums of S/.234.3 million (US$67.3 million) in the year-ago quarter. Net premiums, after deducting reinsurances, were S/.185.6 million (US$53.3 million) in this quarter, increasing 18.5% over the prior year quarter. Net premiums and health fees earned, net of reinsured premiums and reserves, were S/.133.0 million (US$38.2 million) in third quarter 2003, 1.3% over premiums in the prior year quarter. The increase in total premiums is mostly due to life annuities, which require high reserves, and fire insurance operations with government entities, which are mostly reinsured, resulting in a lower growth rate for net premiums earned.

Additions to technical reserves for premiums grew by S/.54.8 million (US$15.7 million) in the third quarter of 2003, two times larger than additions of S/.26.7 million (US$7.7 million) in the same quarter of last year, most of which were established by Pacífico Vida for its life annuities and life insurance lines.

Comparing cumulative results for the first nine months of 2003 and 2002, consolidated premiums grew 17.0% reaching S/.782.2 million (US$224.6 million). Total premiums consisted of: i) general insurance lines, that amounted to 57.2% of total premiums and increased 5.9%; ii) fees at Pacífico Salud, that were 8.4% of total premiums, increasing 2.0%; and, iii) premiums by Pacífico Vida, which amounted to 34.4% of the total and grew 48.0%.

Cumulative through September 30, 2003, growth of Pacífico Salud and the health and medical assistance insurance line (18.3% of total premiums) was 0.6%; fire insurance lines (23.3% of total premiums) increased 14.2%; while the automobile insurance line (5.5% of total premiums) decreased 3.8%. Through September 2003, pension fund benefits insurance (6.6% of total premiums) decreased 6.6%, while group life insurance and individual life insurance policies (10.4% of total premiums) grew 17.3%, and life annuities (16.5% of total premiums) increased 159.6%, compared to the prior year period. Life annuities increased due to the regularization of bonds issued by the public pension fund for past contributions and easier early retirement regulations.

Net consolidated underwriting results was S/.31.2 million (US$9.0 million) in the third quarter of 2003, compared to S/.21.8 million (US$6.3 million) in the prior year quarter, mainly due to lower claims. The ratio of net underwriting results (net premiums and health fees less reserves and claims as a percentage of total premiums) was 11.3% in the third quarter of 2003, compared to 9.3% ratio in the prior year quarter. Nevertheless, in first nine months of 2003 this ratio decreased to 7.6% compared to 8.8% in the prior year period, mainly because of higher reserves.

Net claims and health services costs incurred in the third quarter of 2003 were S/.84.6 million (US$24.3 million), 8.6% lower than claims in the same quarter of 2002. The net loss ratio (net claims to net premiums) decreases to 45.6% in the current quarter from 59.1% in third quarter 2002, mainly due to higher premiums, and continued improvements in the fire, auto and health insurance lines. In the first nine months of 2003, the net loss ratio was 47.4%, under 58.4% in the same period of 2002, but continues high in pension fund insurance (125.3%), health (75.9%) and in Pacífico Salud (86.4%).

The combined ratio (the sum of net claims and health services, general expenses and commissions, as a percentage of net earned premiums and health fees, without including Pacifico Vida) improved from 88.5% in the third quarter of 2002 to 87.1% in the current quarter, mainly because of lower net claims.

Operating expenses over net premiums declined from 16.1% to 15.2% comparing the third quarters of 2002 and 2003, respectively.

Investments in real estate and financial assets were S/.1,263 million (US$362.7 million) at the end of the current quarter, increasing 26.9% from the year-ago balance.

As of September 30, 2003, total assets were S/.1,779 million (US$511.0 million) increasing 20.7% compared to the year-ago balance. At the end of the current period net equity amounted to S/.381.0 million (US$109.4 million) 7.0% over net equity at September 2002.

The Peruvian insurance market through September 30, 2003, had total premiums of US$673.6 million, 36.3% over premiums in the same period in 2002, mainly due to sales of SOAT and life annuities. For the nine eight months of 2003, PPS's market share in total premiums was 30.2% (32.7% in the year-ago period), with the share in general risks and health lines being 32.5% and 34.5, respectively. Market share in life insurance and pension fund benefits lines was 26.7% as of September 2003, and of 29.2% in the same period of 2002.

CREDICORP LTD. AND SUBSIDIARIES
Table 1
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	As of

ASSETS	Sep.30,2002	Dec.31,2002	Jun. 30,2003	Sep. 30,2003

CASH AND DUE FROM BANKS
Cash and non interest bearing deposits in banks	251.670	314.404	251.643	251.491
Interest bearing deposits in banks	1.768.854	1.867.987	1.616.400	1.488.942
	2.020.524	2.182.391	1.868.043	1.740.433

MARKETABLE SECURITIES, net	94.753	79.925	68.081	115.721

LOANS	3.869.572	4.817.662	4.581.397	4.471.996
Current	3.559.161	4.412.345	4.221.341	4.130.984
Past Due	310.411	405.317	360.056	341.012
Less - Reserve for possible loan losses	(310.787)	(420.809)	(407.117)	(387.820)
LOANS NET	3.558.785	4.396.853	4.174.280	4.084.176

INVESTMENT SECURITIES AVAILABLE FOR SALE	1.041.641	1.167.400	1.328.701	1.493.526
REINSURANCE ASSETS	39.279	29.677	33.846	47.142
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	63.020	61.856	56.890	61.212
PROPERTY, PLANT and EQUIPMENT, net	244.050	288.889	278.002	268.498
DUE FROM CUSTOMERS ON ACCEPTANCES	30.453	36.068	43.078	51.821
OTHER ASSETS	306.543	376.660	383.210	361.416

TOTAL ASSETS	7.399.048	8.619.719	8.234.131	8.223.945

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:
Non-interest bearing	685.739	822.883	812.058	813.726
Interest bearing	4.948.560	5.933.819	5.540.923	5.444.272
	5.634.299	6.756.702	6.352.981	6.257.998

DUE TO BANKS AND CORRESPONDENTS	305.384	309.698	286.857	279.660
ACCEPTANCES OUTSTANDING	30.453	36.068	43.078	51.821
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	212.514	224.754	274.596	289.245
RESERVE FOR UNEARNED PREMIUMS	51.189	48.703	49.255	63.905
REINSURANCE PAYABLE	30.564	23.253	23.815	43.737
OTHER LIABILITIES	271.845	332.000	281.172	273.633
MINORITY INTEREST	64.311	64.742	66.866	71.723

TOTAL LIABILITIES	6.600.559	7.795.920	7.378.620	7.331.722

NET SHAREHOLDERS' EQUITY	798.489	823.799	855.511	892.223

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	7.399.048	8.619.719	8.234.131	8.223.945

CONTINGENT CREDITS	1.310.519	1.637.050	1.497.043	1.373.995

CREDICORP LTD. AND SUBSIDIARIES
Table 2
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Three months ended			Nine months ended

	30.09.02	30.06.03	30.09.03	30.09.02	30.09.03

INTEREST INCOME
Interest on loans	98.991	109.839	111.241	319.027	334.429
Interest and dividends on investments:	304	845	303	1.803	1.155
Interest on deposits with banks	10.420	4.508	3.647	26.286	14.301
Interest on trading securities	9.612	14.785	14.261	34.852	41.850
Total Interest Income	119.327	129.977	129.452	381.968	391.735

INTEREST EXPENSE
Interest on deposits	32.716	31.380	29.518	103.988	97.464
Interest on borrowed funds	5.464	3.934	3.549	20.149	11.141
Other interest expense	3.959	5.628	6.372	10.346	15.203
Total Interest Expense	42.139	40.942	39.439	134.483	123.808
Net Interest Income	77.188	89.035	90.013	247.485	267.927

Provision for possible loan losses, net	32.236	19.702	23.844	87.911	77.774

Net interest income after provision for possible loan losses	44.952	69.333	66.169	159.574	190.153

OTHER INCOME
Fees and commissions from banking services	43.834	47.548	48.909	124.858	142.656
Net gains from sales of securities	(5.355)	7.593	(1.503)	2.048	5.876
Net gains on foreign exchange transactions	5.539	5.821	5.392	15.617	17.574
Net premiums earned	31.326	32.090	33.843	94.364	97.834
Other income	14.608	16.523	18.742	38.361	63.493

	89.952	109.575	105.382	275.248	327.432

CLAIMS ON INSURANCE ACTIVITIES
Net claims incurred	4.834	7.282	5.064	18.671	17.101
Increase in future policy benefits for life and health	20.629	19.120	19.647	54.724	59.215
	25.463	26.402	24.711	73.395	76.316

OTHER EXPENSES
Salaries and employee benefits	43.608	45.144	44.816	133.927	136.024
General, administrative, and other taxes	32.970	35.997	34.540	98.625	109.370
Depreciation and amortization	10.722	12.396	12.038	32.828	36.183
Other	7.581	18.820	11.331	30.497	42.602
Merger costs	0	2.022	0	0	17.487
	94.881	114.379	102.725	295.877	341.666

Translation result	(900)	2.605	350	(2.866)	(3.768)

Income before income tax, and minority interest	13.660	40.732	44.465	62.684	95.835

Income Tax	(8.809)	(9.821)	(13.250)	(26.641)	(29.860)
Minority Interest	(1.771)	(2.602)	(5.246)	(7.177)	(9.205)

NET INCOME	3.080	28.309	25.969	28.866	56.770

CREDICORP LTD. AND SUBSIDIARIES
Table 3
SELECTED FINANCIAL INDICATORS

	Three months ended			Nine months ended

	30.09.02	30.06.03	30.09.03	30.09.02	30.09.03

Profitability
Net income per common share (US$ per share)(1)	0,039	0,355	0,326	0,362	0,712
Net interest margin on interest earning assets (2)	5,35%	5,32%	5,83%	5,68%	5,47%
Return on average total assets (2)(3)	0,17%	1,35%	1,26%	0,52%	0,90%
Return on average shareholders' equity (2)(3)	1,54%	13,61%	11,89%	4,81%	8,96%
No. of outstanding shares (millions)(4)	79,75	79,75	79,75	79,75	79,75

Quality of loan portfolio
Past due loans as a percentage of total loans	8,02%	7,86%	7,63%	8,02%	7,63%
Reserves for loan losses as a percentage of
total past due loans	100,12%	113,07%	113,73%	100,12%	113,73%
Reserves for loan losses as a percentage of
total loans	8,03%	8,89%	8,67%	8,03%	8,67%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	45,38%	52,53%	52,81%	45,38%	52,81%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-0,05%	-5,50%	-5,25%	-0,05%	-5,25%

Operating efficiency
Oper. expense as a percent. of total income (5)	48,82%	53,36%	46,43%	50,67%	49,20%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4,44%	4,89%	4,41%	4,71%	4,64%

Capital adequacy
Total Regulatory Capital (US$Mn)	716,9	723,4	719,6	716,9	719,6
Tier I Capital (US$Mn)	608,8	608,8	608,8	608,8	608,8
Regulatory capital / risk-weighted assets (6)	12,22%	11,43%	11,07%	12,22%	11,07%

Average balances (US$Mn) (3)
Interest earning assets	5.771,7	6.697,1	6.174,5	5.808,6	6.528,4
Total Assets	7.345,2	8.405,6	8.229,0	7.428,2	8.413,7
Net equity	799,9	832,0	873,9	799,5	845,0

(1) Number of shares outstanding of 79.8 million in all periods.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Net of treasury shares. The total number of shares was of 94.38 million.
(5) Total income includes net interest income and other income. Operating expense is net of provisions for other assets received in lieu of loan repayment and mandatory employee profit sharing expense. Non-recurring items are not included.
(6) Risk-weighted assets include market risk assets.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 4
CONSOLIDATED BALANCE SHEETS
(Constant Nuevos Soles, as of September 30, 2003, and U.S. Dollars in thousands)

ASSETS	30.09.02	31.12.02	30.06.03	30.09.03	30.09.03

					US$000(1)
CASH AND DUE FROM BANKS	6.805,475	7.369,122	6.079,771	5.728,993	$1.645,317
Cash and Checks	880,387	1.092,632	872,659	872,024	$250,438
Deposits in Central Bank of Peru	4.900,062	4.814,700	4.391,605	3.984,141	$1.144,211
Deposits with local and foreign banks	1.025,026	1.461,790	815,507	872,828	$250,669

TRADING and AVAIL. for SALE SECURITIES, net	1.669,469	1.957,797	2.214,577	2.770,098	$795,548

LOANS	12.879,820	15.809,379	14.691,319	14.281,638	$4.101,562
Current	11.829,049	14.456,409	13.461,246	13.120,436	$3.768,075
Past Due	1.050,770	1.352,970	1.230,073	1.161,202	$333,487
Less - Reserve for possible loan losses	(1.131,249)	(1.471,373)	(1.448,748)	(1.367,384)	($392,701)
LOANS NET	11.748,571	14.338,006	13.242,571	12.914,254	$3.708,861

INVESTMENT SECURITIES, PERMANENT	421,680	420,434	314,696	152,163	$43,700
PROPERTY, PLANT and EQUIPMENT, net	620,465	786,995	740,784	713,382	$204,877
OTHER ASSETS	703,890	899,520	910,126	1.110,535	$318,936

TOTAL ASSETS	21.969,550	25.771,874	23.502,525	23.389,425	$6.717,239

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:	18.554,912	22.019,959	20.113,615	19.825,876	$5.693,818
Demand deposits	3.916,428	4.947,635	4.470,447	4.720,902	$1.355,802
Saving accounts	5.252,178	5.913,815	5.471,745	5.289,852	$1.519,199
Time deposits	9.386,306	11.158,509	10.171,423	9.815,122	$2.818,817

DUE TO BANKS AND CORRESPONDENTS	467,558	560,778	501,334	354,326	$101,759
OTHER LIABILITIES	975,233	1.176,538	869,662	1.083,272	$311,106

SHAREHOLDERS EQUITY:	1.971,847	2.014,599	2.017,914	2.125,951	$610,555
Capital stock	1.105,732	1.105,624	1.213,231	1.214,422	$348,771
Legal reserve	654,077	654,013	690,845	691,524	$198,600
Retained earnings	212,038	254,962	113,838	220,005	$63,184

TOTAL LIABILITIES AND EQUITY	21.969,550	25.771,874	23.502,525	23.389,425	$6.717,239

Contingent Credits	4.546,690	5.519,894	4.955,438	4.562,989	$1.310,451

(1) Translated at S/.3.482 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 5
CONSOLIDATED INCOME STATEMENTS
(Constant Nuevos Soles, as of September 30, 2003 and U.S. Dollars in thousands)

	Three months ended				Nine months ended

	30.09.02	30.06.03	30.09.03	30.09.03	30.09.02	30.09.03	30.09.03

Interest income and expense				US$000(1)			US$000(1)
Interest income	387.078	404.521	399.236	$114.657	1,203.132	1,218.741	$350.012
Less - Interest expense	122.412	118.997	106.399	$30.557	378.572	356.950	$102.513
Net interest income	264.666	285.524	292.837	$84.100	824.560	861.791	$247.499

Provisions for possible loan losses, net	111.218	66.513	78.788	$22.627	303.713	261.291	$75.040

Net interest income after provisions	153.448	219.011	214.049	$61.473	520.847	600.500	$172.458

Other Income
Fees and commissions from services	153.306	159.285	164.909	$47.360	425.235	479.987	$137.848
Net gains from sales of securities	1.089	8.219	(5.345)	($1.535)	25.973	7.376	$2.118
Net gains on foreing exchg. transacts.	19.268	18.960	18.218	$5.232	53.549	58.544	$16.813
Other income	23.452	24.944	46.866	$13.460	66.886	139.434	$40.044
	197.115	211.408	224.648	$64.517	571.643	685.341	$196.824

Other Expenses
Salaries and employee benefits	129.909	125.151	128.094	$36.787	390.578	386.740	$111.068
General and administrative	104.150	99.339	97.069	$27.877	281.322	301.886	$86.699
Depreciation and amortization	29.439	34.636	34.338	$9.862	89.048	102.506	$29.439
Taxes other than income tax	8.736	10.324	9.660	$2.774	25.559	31.225	$8.968
Other	21.973	27.400	23.570	$6.769	97.074	80.208	$23.035
Merger costs	0.000	6.995	0.000	$0.000	0.000	60.671	$17.424
	294.207	303.844	292.731	$84.070	883.581	963.236	$276.633

Result from exposure to inflation	27.559	3.768	0.664	$0.191	51.925	(20.604)	($5.917)
Income before income tax	83.915	130.342	146.630	$42.111	260.834	302.001	$86.732
Income Tax	22.077	29.809	40.464	$11.621	73.392	83.077	$23.859
NET INCOME	61.838	100.533	106.166	$30.490	187.442	218.924	$62.873

(1) Translated at S/.3.482 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 6
SELECTED FINANCIAL INDICATORS

	Three months ended			Nine months ended

	30.09.02	30.06.03	30.09.03	30.09.02	30.09.03

Profitability
Net income per common share (S/. per share)(1)	0.051	0.084	0.088	0.156	0.182
Net interest margin on interest earning assets (2)	5.57%	5.33%	5.63%	5.85%	5.33%
Return on average total assets (2)(3)	1.15%	1.66%	1.81%	1.15%	1.19%
Return on average shareholders' equity (2)(3)	12.75%	20.44%	20.50%	13.13%	14.46%

Quality of loan portfolio

Past due loans as a percentage of total loans	8.16%	8.37%	8.13%	8.16%	8.13%
Past due loans + refinanced loans as a
percentage of total loans	14.56%	14.61%	13.64%	14.56%	13.64%
Reserves for loan losses as a percentage of
total loans	107.66%	117.78%	117.76%	107.66%	117.76%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	46.19%	54.41%	54.35%	46.19%	54.35%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-4.08%	-10.84%	-9.70%	-4.08%	-9.70%

Operating efficiency (5)
Oper. expense as a percent. of total income (4)	52.91%	52.86%	48.58%	55.15%	51.91%
Oper. expense as a percent. of av. tot. assets(2)(3)	4.53%	4.35%	4.29%	4.74%	4.30%

Capital adequacy
Total Regulatory capital (constant millions S/.)	2,022.2	2,175.7	2,155.2	2,022.2	2,155.2
Tier I Capital (constant millions S/.)	1,759.8	1,904.1	1,905.9	1,759.8	1,905.9
Net equity as a percentage of period end total assets	8.98%	8.59%	9.09%	8.98%	9.09%
Regulatory capital / risk-weighted assets	12.73%	12.64%	12.27%	12.73%	12.27%

Average balances (constant millions S/.) (3)
Interest earning assets	18,992.1	21,430.9	20,815.2	19,041.2	21,719.1
Total Assets	21,578.1	24,153.1	23,446.0	21,680.7	24,580.6
Net equity	1,940.7	1,967.6	2,071.9	1,903.4	2,018.9

Additional data
No. of outstanding shares (millions)	1,076	1,202	1,202	1,076	1,202
No. of employees	7,977	7,570	7,644	7,977	7,644
Inflation rate ( Wholesale price index)	1.70%	-0.66%	0.54%	2.37%	-0.12%
Exchange rate (S/. per 1 U.S. Dollar)	3.64	3.47	3.48	3.64	3.48

(1) Shares outstanding of 1,202 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Total income includes net interest income and other income, excluding non-recurring items.
(5) Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment and non-recurring items.

ATLANTIC SECURITY HOLDING CORPORATION
Table 7
SELECTED FINANCIAL DATA
(Thousands of U.S. Dollars, except net income per share, and percentages)

	Three months ended			Nine months ended

	30.09.02	30.06.03	30.09.03	30.09.02	30.09.03

Results
Net Interest Income (w/o dividends)	4,253	3,669	3,601	13,460	11,244
Dividend income	1	97	4	4,353	3,221
Provisions for credit and market risks	1,332	4,459	1,894	6,452	10,600
Commissions and fee income	1,311	845	829	4,364	2,631
Other Income(1)	(1,667)	3,066	1,643	(2,787)	6,160
Operating Expense	2,489	1,606	1,716	7,322	4,816
Net Income	76	1,613	2,466	5,616	7,840
Net Income per share (US$)	0.00	0.04	0.06	0.14	0.20

Balance Sheets (end of period)
Total Assets	656,796	725,774	746,885	656,796	746,885
Loan portfolio, net	153,820	156,683	151,123	153,820	151,123
Marketable securities and investments	298,905	359,762	423,214	298,905	423,214
Total Deposits	537,333	583,679	584,526	537,333	584,526
Shareholders' equity	102,381	128,687	129,467	102,381	129,467
Funds under administration	510,357	560,491	597,951	510,357	597,951

Ratios (2)
Net interest margin / interest earning assets (3)(4)(5)	3.0%	2.3%	2.3%	3.4%	2.4%
Return on average stockholders' equity(4)	0.3%	5.2%	7.6%	6.5%	8.7%
Return on average total assets(4)	0.0%	0.9%	1.3%	1.1%	1.5%
Past due loans as a percentage of total loans	0.0%	0.0%	0.0%	0.0%	0.0%
Reserves for loan losses as a percentage
of total loans	0.4%	2.1%	2.2%	0.4%	2.2%
Operating expense / total	63.9%	20.9%	28.2%	37.8%	20.7%
Operating expense / average total assets(4)	1.5%	0.9%	0.9%	1.4%	0.9%
Operating expense / average total assets +
funds under management(4)	0.9%	0.5%	0.5%	0.9%	0.5%

(1) Includes realized gains in securities.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3) Averages determined from monthly balances.
(4) Annualized.
(5) Without considering dividend income and dividend earning assets.
(6) Without considering provisions for investments.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES Table 8
SELECTED FINANCIAL DATA
(Constant Nuevos Soles as of September 30, 2003, and
U.S. Dollars in thousands, except net income per share)

	As of and for the three month period ended				As of and for the nine month period ended

	30.09.02	30.06.03	30.09.03	30.09.03	30.09.02	30.09.03	30.09.03

Results				US$000 (1)			US$000 (1)

Total gross Premiums	234,284	268,045	275,694	$79,177	668,399	782,155	$224,628
Net Premiums Earned	129,907	121,689	132,995	$38,195	365,925	373,068	$107,142
Change in Reserves	26,749	76,373	54,834	$15,748	90,393	180,355	$51,796
Net Underwriting Results	21,837	13,944	31,185	$8,956	59,081	59,644	$17,129
Net Financial Income	19,973	45,676	19,258	$5,531	66,900	86,162	$24,745
General Expenses	25,236	29,989	28,614	$8,218	79,548	83,940	$24,107
Net Income	12,416	23,598	16,099	$4,624	36,182	44,710	$12,840
Net Income per share (S/.)(2)	0.52	1.00	0.68	$0.19	1.53	1.89	$0.54

Balance Sheets (end of period)

Total Assets	1,474,764	1,608,149	1,779,427	$511,036	1,474,764	1,779,427	$511,036
Investments in Secur. and Real estate	995,351	1,181,237	1,262,925	$362,701	995,351	1,262,925	$362,701
Technical Reserves	869,815	1,059,720	1,123,997	$322,802	869,815	1,123,997	$322,802
Net Equity	356,177	364,150	381,023	$109,426	356,177	381,023	$109,426

Ratios

Net underwriting results	9.3%	5.2%	11.3%	11.3%	8.8%	7.6%	7.6%
Net loss ratio	59.1%	45.9%	45.6%	45.6%	58.4%	47.4%	47.4%
Return on avge. equity (3)(4)	15.0%	29.6%	18.5%	18.5%	11.2%	16.9%	16.9%
Return on total premiums	5.3%	8.8%	5.8%	5.8%	5.2%	5.7%	5.7%
Shareholders' Equity / Total Assets	24.2%	22.6%	21.4%	21.4%	24.2%	21.4%	21.4%
Increase in Risk Reserves	17.1%	38.6%	29.2%	29.2%	19.8%	32.6%	32.6%
Combined Ratio (5)	88.5%	99.5%	87.1%	87.1%	93.7%	93.0%	93.0%
-Net Claims / Net Premiums Earned	64.1%	68.7%	57.9%	57.9%	67.9%	63.3%	63.3%
-Op. Exp.+Comiss./Net Prems. Earned	24.4%	30.8%	29.2%	29.2%	25.8%	29.7%	29.7%
Operating expense/Net Premiums	16.1%	15.1%	15.2%	15.2%	17.4%	15.2%	15.2%
Oper. expense / Avge. assets (3)(4)	7.3%	8.0%	7.0%	7.0%	7.5%	7.0%	7.0%

(1) Translated at S/.3.482 per US$1.00.
(2) Based on 23.7 million shares in all periods.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Annualized.
(5) Does not include the life insurance subsidiary Pacifico Vida.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2003

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.